Denver Market
2020-2021

	Single Family House two of these	Duplex two of these	Holly Street Townhomes	Monaco Street Townhomes	Total	% of Revenue
Revenue	$ 6,000,000	$ 6,600,000	$ 8,100,000	$ 16,740,000	$ 37,440,000	100%
Cost	$ 5,017,160	$ 5,511,460	$ 6,811,625	$ 14,234,140	$ 31,574,385	84.33%
Profit before Interest	$ 982,840	$ 1,088,540	$ 1,288,375	$ 2,505,860	$ 5,865,615	15.67%
Interest	$ 235,000	$ 430,079	$ 520,116	$ 1,056,182	$ 2,241,376	5.99%
Net to the Co-Own Company	$ 747,840	$ 658,462	$ 768,259	$ 1,449,679	$ 3,624,239	9.68%

Cost:						% of Costs
Pre-Development	$ 190,000	$ 190,000	$ 225,000	$ 215,000	$ 820,000	2.60%
Fees	$ 165,000	$ 165,000	$ 221,500	$ 221,500	$ 773,000	2.45%
Marketing and Sales	$ 156,000	$ 177,000	$ 216,000	$ 442,800	$ 991,800	3.14%
Land	$ 1,212,000	$ 1,616,000	$ 2,222,000	$ 2,020,000	$ 7,070,000	22.39%
Permits	$ 110,000	$ 110,000	$ 125,000	$ 275,000	$ 620,000	1.96%
Building	$ 2,822,000	$ 2,891,300	$ 3,349,425	$ 10,287,100	$ 19,349,825	61.28%
Financing	$ 218,160	$ 218,160	$ 272,700	$ 391,140	$ 1,100,160	3.48%
Working Capital Reserves	$ 144,000	$ 144,000	$ 180,000	$ 381,600	$ 849,600	2.69%
Sub Total of Costs	$ 5,017,160	$ 5,511,460	$ 6,811,625	$ 14,234,140	$ 31,574,385	100%

						% of Costs
Equity	$ 1,417,160	$ 1,911,460	$ 2,311,625	$ 4,694,140	$ 10,334,385	32.73%
Debt	$ 3,600,000	$ 3,600,000	$ 4,500,000	$ 9,540,000	$ 21,240,000	67.27%
	$ 5,017,160	$ 5,511,460	$ 6,811,625	$ 14,234,140	$ 31,574,385	100.00%

						% Return
Cost of Equity (15 months)	$ 235,000	$ 430,079	$ 520,116	$ 1,056,182	$ 2,241,376	21.69%
Cost of Debt (including fees) (1 year)	$ 218,160	$ 218,160	$ 272,700	$ 391,140	$ 1,100,160	5.18%

Sources and Uses

Sources of Cash	Grand House x2	Duplex x2	Holly	Monaco	Total	% of Costs
Borrower Equity	$ 1,417,160	$ 1,911,460	$ 2,311,625	$ 4,694,140	$ 10,334,385	32.73%
FHA 213 Insured Mortgage	$ 3,600,000	$ 3,600,000	$ 4,500,000	$ 9,540,000	$ 21,240,000	67.27%
	$ 5,017,160	$ 5,511,460	$ 6,811,625	$ 14,234,140	$ 31,574,385	100.00%

Uses of Cash					
Total Development Cost	$ 4,873,160	$ 5,511,460	$ 6,631,625	$ 13,852,540	$ 30,868,785
Working Capital Reserves	$ 144,000	$ 144,000	$ 180,000	$ 381,600	$ 849,600
	$ 5,017,160	$ 5,655,460	$ 6,811,625	$ 14,234,140	$ 31,718,385

All of the financial projections contained here represent the best estimates of management. They are of course not guaranteed in any way whatsoever.

Timeline for Denver 2020-2021

	2020 Pre Development	Jan-21 Month 1	Feb-21 Month 2	Mar-21 Month 3	Apr-21 Month 4	May-21 Month 5	Jun-21 Month 6	Jul-21 Month 7	Aug-21 Month 8	Sep-21 Month 9	Oct-21 Month 10	Nov-21 Month 11	Dec-21 Month 12	Dec-21 Finished / Closings
Revenue														$ 16,200,000
Cost														
Profit before Interest														$ 5,865,615
Interest on Equity														$ 2,241,376
Net to the Co-Own Company														$ 3,624,239
Pre-Development	$ 820,000													
Fees	$ 773,000													
Marketing and Sales	$ 374,400	$ 31,200	$ 31,200	$ 31,200	$ 31,200	$ 31,200	$ 31,200	$ 31,200	$ 31,200	$ 31,200	$ 31,200	$ 31,200	$ 31,200	$ 243,000
Land	$ 7,070,000													
Permits	$ 100,000	$ 520,000												
Building	$ 80,000	$ 1,605,819	$ 1,605,819	$ 1,605,819	$ 1,605,819	$ 1,605,819	$ 1,605,819	$ 1,605,819	$ 1,605,819	$ 1,605,819	$ 1,605,819	$ 1,605,819	$ 1,605,819	
Financing	$ 1,100,160													
Working Capital Reserves														$ 849,600
Monthly costs	$ 10,317,560	$ 2,157,019	$ 1,637,019	$ 1,637,019	$ 1,637,019	$ 1,637,019	$ 1,637,019	$ 1,637,019	$ 1,637,019	$ 1,637,019	$ 1,637,019	$ 1,637,019	$ 1,637,019	$ 6,715,215
Cumulative	$ 10,317,560	$ 12,474,579	$ 14,111,598	$ 15,748,616	$ 17,385,635	$ 19,022,654	$ 20,659,673	$ 22,296,691	$ 23,933,710	$ 25,570,729	$ 27,207,748	$ 28,844,766	$ 30,481,785	$ 37,440,000
Equity in	$ 10,334,385													
Debt in		$ 2,140,194	$ 1,637,019	$ 1,637,019	$ 1,637,019	$ 1,637,019	$ 1,637,019	$ 1,637,019	$ 1,637,019	$ 1,637,019	$ 1,637,019	$ 1,637,019	$ 1,637,019	$ 1,092,600
Debt total		$ 2,140,194	$ 3,777,213	$ 5,414,231	$ 7,051,250	$ 8,688,269	$ 10,325,288	$ 11,962,306	$ 13,599,325	$ 15,236,344	$ 16,873,363	$ 18,510,381	$ 20,147,400	$ 21,240,000

All of the financial projections contained here represent the best estimates of management. They are of course not guaranteed in any way whatsoever.

Single Family House

Single family house development, 4 2 bed/1 bath suites, 2 1 bed/1 bath suites

$.6M site, 50' x 125' site with alley

					WEFUNDER "GO TO MARKET" $1M RAISE first $200,000	WEFUNDER "GO TO MARKET" $1M RAISE remaining $800,000
Pre-Development					**$ 200,000**	**$ 800,000**
Civil Engineer			$ 25,000			
Architectural Fees			$ 15,000	x2		
Interior Design Fee			$ 10,000			
Geotech Engineer			$ 10,000			
Environmental Phase I/Phase II			$ 5,000			
Mechanical Engineer			$ 10,000	x2		
Structural Engineer			$ 10,000	x2		
Landscape Architect			$ 5,000			
Code Expeditor			$ 5,000			
			$ 95,000		**$ 95,000**	**$ -**
Fees						
Appraisal / Market Study			$ 5,000		$ 5,000	$ -
Insurance			$ 20,000		$ -	$ 20,000
Property Taxes			$ 2,500		$ 2,500	$ -
Legal			$ 10,000		$ 10,000	$ -
Organizational			$ 25,000		$ 20,000	$ 5,000
Title, Recording and Survey			$ 15,000		$ -	$ -
Cost Certification Fees			$ 5,000		$ -	$ -
			$ 82,500		**$ 37,500**	**$ 25,000**
Marketing and Sales						
Advertising / Displays (1% of revenue)		1.00%	$ 30,000			
Sales Staff (1% of revenue)		1.00%	$ 30,000			
Broker co-op fees (3% of share price)	50% of sales	3.00%	$ 18,000			
			$ 78,000		**$ 28,100**	**$ 820**
Land						
Land			$ 600,000			
Land closing			$ 6,000			
			$ 606,000		**$ 10,000**	**$ 596,000**
Permits						
Tap Fees			$ 50,000			
Building Permits			$ 5,000			
			$ 55,000		**$ -**	**$ 55,000**
Building						
Building Cost	8000	$ 150	$ 1,200,000			
GC Fee	10%		$ 120,000			
Contingency	5%		$ 66,000			
FF and E			$ 25,000			
			$ 1,411,000		**$ -**	**$ -**
Financing - Construction and Blanket Loan						
Construction / Blanket Loan Amount	$ 1,800,000					
Loan to Value / Replacement Cost	60%					
FHA Mortgage Insurance Premium		1.40%	$ 25,200			$ 25,200
FHA Exam Fee (Application Fee 0.3%)		0.30%	$ 5,400		$ 5,400	$ -
FHA Inspection Fee (0.5%)		0.50%	$ 9,000		$ 9,000	$ -
Financing + Processing Fees		1.11%	$ 19,980			$ 19,980
Placement Fees		1.00%	$ 18,000			$ 18,000
Construction Loan Interest		3.50%	$ 31,500			
			$ 109,080		**$ 14,400**	**$ 63,180**
Working Capital Reserves	4% of blanket loan	4%	**$ 72,000**		$ -	$ -
Sub Total of Costs			**$ 2,508,580**			
Share Sales	$ 600,000	4	**$ 2,400,000**			
	$ 300,000	2	**$ 600,000**			
			$ 3,000,000	$ 375		
Blanket Loan			**$ 1,800,000**			
Share Loans			**$ 1,200,000**			
Shares	10					
2 Bedroom Units	4		**$ 240,000**	each		
1 Bedroom Units	2		**$ 120,000**	each		
Profit before Interest on Investor Equity			**$ 491,420**			
Interest		annual interest:				
Wefunder "Go To Market" Raise	$ 1,000,000	8%	$ 80,000			
Wefunder Fee		7.5%	$ 75,000		**$ 15,000**	**$ 60,000**
			$ 155,000			
Net to the Co-Own Company			**$ 336,420**	11.21%	**$ 200,000**	**$ 800,000**

All of the financial projections contained here represent the best estimates of management. They are of course not guaranteed in any way whatsoever.

Single Family House Shares Sample 5 Year Hold

Single family house development, 4 2 bed/1 bath suites, 2 1 bed/1 bath suites

$.6M site, 50' x 125' site with alley

Per Share

	2 Bedroom		Monthly	1 Bedroom		Monthly
Blanket Loan	$ 1,800,000					
Blanket Loan 3.5% + 0.7%, 40 year amortization	$ 4.3046	per thousand				
4.20%	$ 7,748	10	$ 1,550			$ 775
Share Loan	$ 240,000			$ 120,000		
Downpayment	$ 24,000	10%	plus closing costs	$ 12,000	10%	plus closing costs
Share Loan 3.25%, 30 year amortization	$ 216,000	$ 4.3521	$ 940	$ 108,000	$ 4.3521	$ 470
Carrying Charge						
Co-Op Coordination Fee	$ 5,000					
Other Administation	$ 2,000					
Lighting and Power	$ 1,000					
Water and Sewer	$ 5,000					
Payroll	$ 5,000					
Repairs	$ 5,000					
Insurance	$ 2,500					
Real Estate Taxes	$ 10,000					
Other Expenses	$ 2,000					
Replacement Reserves	$ 2,500					
General Operating Reserves	$ 4,000					
	$ 44,000		$ 733			$ 367
			$ 3,223			$ 1,612
After 5 years						
Blanket Loan Balance		$ 1,701,703				
Paid Down		$ 98,297				
Paid Down per Share		$ 9,830				
2 Bedroom - 2 Shares		$ 19,659		1 Bedroom - 1 Share		$ 9,830
Appreciation						
FHFA House Price Index for Zip Code xxxxx	Average since 2000	4.5%				
Original Share		$ 240,000			$ 120,000	
Projected 5 Year value		$ 299,084			$ 149,542	
Share Loan Balance		$ 192,485			$ 96,242	
Gain		$ 106,599			$ 53,300	
Projected Share Price (Gain+Paid Down)		$ 318,743			$ 159,372	
Gain		$ 106,599			$ 53,300	
Paid Down		$ 19,659			$ 9,830	
Original Downpayment		$ (24,000)			$ (12,000)	
		$ 102,258			$ 51,130	
Projected Costs of Living 60 months	$ 3,223	$ 193,383		$ 1,612	$ 96,691	
Less Projected Gain at Sale After 5 years		$ (102,258)			$ (51,130)	
		$ 91,125			$ 45,562	
Net Projected Cost per Month		**$ 1,519**			**$ 759**	

All of the financial projections contained here represent the best estimates of management. They are of course not guaranteed in any way whatsoever.

Duplex

Duplex house development, 1 2 bed/2 bath, 4 2 bed/1 bath suites, 1 1 bed/1 bath suite
$.8M site, 50' x 125' site with alley

Pre-Development				
Civil Engineer			$ 25,000	
Architectural Fees			$ 15,000	x2
Interior Design Fee			$ 10,000	
Geotech Engineer			$ 10,000	
Environmental Phase I/Phase II			$ 5,000	
Mechanical Engineer			$ 10,000	x2
Structural Engineer			$ 10,000	x2
Landscape Architect			$ 5,000	
Code Expeditor			$ 5,000	
			$ 95,000	
Fees				
Appraisal / Market Study			$ 5,000	
Insurance			$ 20,000	
Property Taxes			$ 2,500	
Legal			$ 10,000	
Organizational			$ 25,000	
Title, Recording and Survey			$ 15,000	
Cost Certification Fees			$ 5,000	
			$ 82,500	
Marketing and Sales				
Advertising / Displays (1% of revenue)		1.00%	$ 33,000	
Sales Staff (1% of revenue)		1.00%	$ 33,000	
Broker co-op fees (3% of share price)	50% of sales	3.00%	$ 22,500	
			$ 88,500	
Land				
Land			$ 800,000	
Land closing			$ 8,000	
			$ 808,000	
Permits				
Tap Fees			$ 50,000	
Building Permits			$ 5,000	
			$ 55,000	
Building				
Building Cost	8200	$ 150	$ 1,230,000	
GC Fee	10%		$ 123,000	
Contingency	5%		$ 67,650	
FF and E			$ 25,000	
			$ 1,445,650	
Financing - Construction and Blanket Loan				
Construction / Blanket Loan Amount	$ 1,800,000			
Loan to Value / Replacement Cost	55%			
FHA Mortgage Insurance Premium		1.40%	$ 25,200	
FHA Exam Fee (Application Fee 0.3%)		0.30%	$ 5,400	
FHA Inspection Fee (0.5%)		0.50%	$ 9,000	
Financing + Processing Fees		1.11%	$ 19,980	
Placement Fees		1.00%	$ 18,000	
Construction Loan Interest		3.50%	$ 31,500	
			$ 109,080	
Working Capital Reserves	4% of blanket loan	4%	**$ 72,000**	
Sub Total of Costs			**$ 2,755,730**	
Share Sales	$ 550,000	6	**$ 3,300,000**	
			$ 3,300,000	$ 402
Blanket Loan			**$ 1,800,000**	
Share Loans			**$ 1,500,000**	
Shares	6		**$ 250,000**	each
Profit before Interest on Investor Equity			**$ 544,270**	
		annual interest:		
Equity Required and Interest on Equity (15 months)	**$ 955,730**	**18%**	**$ 215,039**	
Percent of Total of Costs	34.68%			
Net to the Co-Own Company			**$ 329,231**	9.98%

All of the financial projections contained here represent the best estimates of management. They are of course not guaranteed in any way whatsoever.

Duplex Shares Sample 5 Year Hold
Duplex house development, 1 2 bed/2 bath, 4 2 bed/1 bath suites, 1 1 bed/1 bath suite
$.8M site, 50' x 125' site with alley

Per Share				
	2 Bedroom			**Monthly**
Blanket Loan	$ 1,800,000			
Blanket Loan 3.5% + 0.7%, 40 year amortization	$ 4.3046	per thousand		
4.20%	$ 7,748	6		$ 1,291
Share Loan	$ 250,000			
Downpayment	$ 25,000	10%		plus closing costs
Share Loan 3.25%, 30 year amortization	$ 225,000	$ 4.3521		$ 979
Carrying Charge				
Co-Op Coordination Fee	$ 5,000			
Other Administation	$ 2,000			
Lighting and Power	$ 1,000			
Water and Sewer	$ 5,000			
Payroll	$ 5,000			
Repairs	$ 5,000			
Insurance	$ 2,500			
Real Estate Taxes	$ 10,000			
Other Expenses	$ 2,000			
Replacement Reserves	$ 2,500			
General Operating Reserves	$ 4,000			
	$ 44,000			$ 1,222
				$ 3,493
After 5 years				
Blanket Loan Balance		$ 1,630,170		
Paid Down		$ 169,830		
Paid Down per Share		$ 28,305		
Appreciation				
FHFA House Price Index for Zip Code xxxxx	Average since 2000	4.5%		
Original Share		$ 250,000		
Projected 5 Year value		$ 311,545		
Share Loan Balance		$ 200,505		
Gain		$ 111,040		
Projected Share Price (Gain+Paid Down)		$ 339,850		
Gain		$ 111,040		
Paid Down		$ 28,305		
Original Downpayment		$ (25,000)		
		$ 114,345		
Projected Costs of Living 60 months	$ 3,493	$ 209,569		
Less Projected Gain at Sale After 5 years		$ (114,345)		
		$ 95,224		
Net Projected Cost per Month		**$ 1,587**		

All of the financial projections contained here represent the best estimates of management. They are of course not guaranteed in any way whatsoever.

Holly
6 townhouses, each 4 bd/4 bth, 24 bed/bath suites total
$2.2M site, 100' x 125' with alley

Pre-Development					
Civil Engineer				$	25,000
Architectural Fees				$	100,000
Interior Design Fee				$	10,000
Geotech Engineer				$	10,000
Environmental Phase I/Phase II				$	10,000
Mechanical Engineer				$	30,000
Structural Engineer				$	25,000
Landscape Architect				$	5,000
Code Expeditor				$	10,000
				$	**225,000**
Fees					
Appraisal / Market Study				$	10,000
Insurance				$	40,000
Property Taxes				$	15,000
Legal				$	25,000
Organizational				$	97,500
Title, Recording and Survey				$	24,000
Cost Certification Fee				$	10,000
				$	**221,500**
Marketing and Sales					
Advertising / Displays (1% of revenue)			1.00%	$	81,000
Sales Staff (1% of revenue)			1.00%	$	81,000
Broker co-op fees (3% of share price)	50% of sales		3.00%	$	54,000
				$	**216,000**
Land					
Land				$	2,200,000
Land closing				$	22,000
				$	**2,222,000**
Permits					
Tap Fees				$	100,000
Building Permits				$	25,000
				$	**125,000**
Building					
Building Cost		16200	$ 175	$	2,835,000
GC Fee		10%		$	283,500
Contingency		5%		$	155,925
FF and E				$	75,000
				$	**3,349,425**
Financing - Construction and Blanket Loan					
Construction / Blanket Loan Amount	$	4,500,000			
Loan to Value / Replacement Cost		56%			
FHA Mortgage Insurance Premium			1.40%	$	63,000
FHA Exam Fee (Application Fee 0.3%)			0.30%	$	13,500
FHA Inspection Fee (0.5%)			0.50%	$	22,500
Financing + Processing Fees			1.11%	$	49,950
Placement Fees			1.00%	$	45,000
Construction Loan Interest			3.50%	$	78,750
				$	**272,700**
Working Capital Reserves	4% of blanket loan		4%	**$**	**180,000**
Sub Total of Costs				**$**	**6,811,625**
Share Sales					
Per Townhouse	$	1,350,000	6	**$**	**8,100,000** $ 500
Blanket Loan	$	4,500,000			
Shares Total	$	3,600,000			
Shares		24			
Per Share	$	150,000			
Profit before Interest on Investor Equity				**$**	**1,288,375**
			annual interest:		
Equity Required and Interest on Equity (15 months)	**$**	**2,311,625**	**18%**	**$**	**520,116**
Percent of Total of Costs		33.94%			
Net to the Co-Own Company				**$**	**768,259** 9.48%

All of the financial projections contained here represent the best estimates of management. They are of course not guaranteed in any way whatsoever.

Holly Shares Sample 5 Year Hold
6 townhouses, each 4 bd/4 bth, 24 bed/bath suites total
$2.2M site, 100' x 125' with alley

Per Share						
					Monthly	
Blanket Loan	$	4,500,000				
Blanket Loan 3.5% + 0.7%, 40 year amortization	$	4.3046	per thousand			
4.20%	$	19,371	24		$	807
Share Loan	$	150,000				
Downpayment	$	15,000	10%		plus closing costs	
Share Loan 3.25%, 30 year amortization	$	135,000	$	4.3521	$	588
Carrying Charge						
Co-Op Coordination Fee	$	12,000				
Other Administation	$	12,000				
Lighting and Power	$	2,000				
Water and Sewer	$	10,000				
Payroll	$	15,000				
Repairs	$	15,000				
Insurance	$	12,000				
Real Estate Taxes	$	40,000				
Replacement Reserves	$	21,600				
General Operating Reserves	$	11,902				
Operating Expenses	**$**	**151,502**			$	526
					$	1,921
After 5 years						
Blanket Loan Balance			$	4,254,258		
Paid Down			$	245,742		
Paid Down per Share			$	10,239		
Appreciation						
Federal Home Price Index for Zip Code 80246	Average since 2000			4.935%		
Original Share			$	150,000		
Projected 5 Year value			$	190,850		
Share Loan Balance			$	120,303		
Gain			$	70,547		
Projected Share Price (Gain+Paid Down)			$	201,090		
Gain			$	70,547		
Paid Down			$	10,239		
Original Downpayment			$	(15,000)		
			$	65,787		
Projected Costs of Living 60 months	$	1,921	$	115,242		
Less Projected Gain at Sale After 5 years			$	(65,787)		
			$	49,455		
Net Projected Cost per Month			**$**	**824**		

All of the financial projections contained here represent the best estimates of management. They are of course not guaranteed in any way whatsoever.

Monaco
18 townhouses, 4 bed/4bth each, 72 bed/bath suites
$2.0M site, 300' x 133' corner lot

Pre-Development				
Civil Engineer				$ 25,000
Architectural Fees				$ 100,000
Interior Design Fee				$ 10,000
Geotech Engineer				$ 10,000
Environmental Phase I/Phase II				$ 10,000
Mechanical Engineer				$ 20,000
Structural Engineer				$ 20,000
Landscape Architect				$ 10,000
Code Expeditor				$ 10,000
				$ 215,000
Fees				
Appraisal / Market Study				$ 10,000
Insurance				$ 40,000
Property Taxes				$ 15,000
Legal				$ 25,000
Organizational				$ 97,500
Title, Recording and Survey				$ 24,000
Cost Certification Fees				$ 10,000
				$ 221,500
Marketing and Sales				
Advertising / Displays (1% of revenue)			1.00%	$ 167,400
Sales Staff (1% of revenue)			1.00%	$ 167,400
Broker co-op fees (3% of share price)	50% of sales		3.00%	$ 108,000
				$ 442,800
Land				
Land				$ 2,000,000
Land closing				$ 20,000
				$ 2,020,000
Permits				
Tap Fees				$ 200,000
Building Permits				$ 75,000
				$ 275,000
Building				
Building Cost		50400	$ 175	$ 8,820,000
GC Fee		10%		$ 882,000
Contingency		5%		$ 485,100
FF and E				$ 100,000
				$ 10,287,100
Financing - Construction and Blanket Loan				
Construction / Blanket Loan Amount	$ 9,540,000			
Loan to Value / Replacement Cost	57%			
FHA Mortgage Insurance Premium			1.40%	$ 133,560
FHA Exam Fee (Application Fee 0.3%)			0.30%	$ 28,620
FHA Inspection Fee (0.5%)			0.50%	$ 47,700
Financing + Processing Fees			1.05%	$ 100,170
Placement Fees			1.00%	$ 47,700
Construction Loan Interest			3.50%	$ 166,950
				$ 391,140
Working Capital Reserves	4% of blanket loan		4%	**$ 381,600**
Sub Total of Costs				**$ 14,234,140**
Share Sales				
Per Townhouse	$ 930,000		18	**$ 16,740,000** $ 332
Blanket Loan	$ 9,540,000			
Share Loans	$ 7,200,000			
Shares	72			
Per Share	$ 100,000			
Profit before Interest on Investor Equity				**$ 2,505,860**
			annual interest:	
Equity Required and Interest on Equity (15 months)	**$ 4,694,140**		**18%**	**$ 1,056,182**
Percent of Total of Costs	33%			
Net to the Co-Own Company				**$ 1,449,679** 8.66%

All of the financial projections contained here represent the best estimates of management. They are of course not guaranteed in any way whatsoever.

Monaco Shares Sample 5 Year Hold
18 townhouses, 4 bed/4bth each, 72 bed/bath suites
$2.0M site, 300' x 133' corner lot

Per Share							
						Monthly	
Blanket Loan	$	9,540,000					
Blanket Loan 3.5% + 0.7%, 40 year amortization	$	4.3046	per thousand				
4.20%	$	41,066		72	$	570	
Share Loan	$	100,000					
Downpayment	$	10,000		10%	plus closing co		
Share Loan 3.25%, 30 year amortization	$	90,000	$	4.3521	$	392	
Carrying Charge							
Co-Op Coordination Fee	$	30,000					
Other Administation	$	15,000					
Lighting and Power	$	5,000					
Water and Sewer	$	30,000					
Payroll	$	50,000					
Repairs	$	50,000					
Insurance	$	25,000					
Real Estate Taxes	$	90,000					
Other Expenses	$	2,000					
Replacement Reserves	$	21,600					
General Operating Reserves	$	25,855					
Operating Expenses	**$**	**344,455**			$	399	
					$	1,361	
After 5 years							
Blanket Loan Balance			$	9,019,027			
Paid Down			$	520,973			
Paid Down per Share			$	7,236			
Appreciation							
FHFA House Price Index for Zip Code 80224	Average since 2000			4.5%			
Original Share			$	100,000			
Projected 5 Year value			$	124,618			
Share Loan Balance			$	80,202			
Gain			$	44,416			
Projected Share Price (Gain+Paid Down)			$	131,854			
Gain			$	44,416			
Paid Down			$	7,236			
Original Downpayment			$	(10,000)			
			$	41,652			
Projected Costs of Living 60 months	$	1,361	$	81,643			
Less Projected Gain at Sale After 5 years			$	(41,652)			
			$	39,991			
Net Projected Cost per Month			**$**	**667**			

All of the financial projections contained here represent the best estimates of management. They are of course not guaranteed in any way whatsoever.